SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  BIGMAR, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   089893 10 1
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                                 (CUSIP Number)

                                 Cynthia R. May
                                Harold C. Baldauf
                                Janet A. Baldauf

                                 95 Midland Road
                             Saginaw, Michigan 48603
                            Telephone (989) 797-5502
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 13, 2002
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               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

CUSIP No. 089893 10                    13D                    Page 2 of 10 Pages


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1           NAMES OF REPORTING PERSONS:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

            Cynthia R. May

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  [ ]

                                                                        (b)  [ ]
            Not applicable

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3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO

--------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            [ ]

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

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                           7         SOLE VOTING POWER

  NUMBER OF                          6,610,155

   SHARES                  -----------------------------------------------------
                           8         SHARED VOTING POWER
BENEFICIALLY
                                     1,200
 OWNED BY
                           -----------------------------------------------------
   EACH                    9         SOLE DISPOSITIVE POWER

 REPORTING                           6,610,155

  PERSON                   -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
   WITH
                                     1,200

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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     6,611,355

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12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)

                                                                             [ ]
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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     52%

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14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     IN

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

CUSIP No. 089893 10                    13D                    Page 3 of 10 Pages


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1           NAMES OF REPORTING PERSONS:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

            Harold C. Baldauf

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  [ ]

                                                                        (b)  [ ]
            Not applicable

--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO

--------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

  NUMBER OF                          0

   SHARES                  -----------------------------------------------------
                           8         SHARED VOTING POWER
BENEFICIALLY
                                     3,000
 OWNED BY
                           -----------------------------------------------------
   EACH                    9         SOLE DISPOSITIVE POWER

 REPORTING                           4,923,539

  PERSON                   -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
   WITH
                                     3,000

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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,926,539

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     43.9%

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14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     IN

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






CUSIP No. 089893 10                    13D                    Page 4 of 10 Pages


--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

            Janet A. Baldauf

--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a)  [ ]

                                                                        (b)  [ ]
            Not applicable

--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO

--------------------------------------------------------------------------------
5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------

6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

  NUMBER OF                          333,333

   SHARES                  -----------------------------------------------------
                           8         SHARED VOTING POWER
BENEFICIALLY
                                     3,000
 OWNED BY
                           -----------------------------------------------------
   EACH                    9         SOLE DISPOSITIVE POWER

 REPORTING                           5,256,872

  PERSON                   -----------------------------------------------------
                           10        SHARED DISPOSITIVE POWER
   WITH
                                     3,000

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     5,259,872

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     46.9%

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14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                     IN

--------------------------------------------------------------------------------

CUSIP No. 089893 10                    13D                    Page 5 of 10 Pages

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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $.001 par value ("Common Stock"), of Bigmar, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 9711 Sportsman Club Road, Johnstown, Ohio 43031.

         This Schedule 13D serves to separately restate the beneficial ownership and clarify the intentions of each reporting person named in Item 2 hereof with respect to the previously stated beneficial ownership and intentions contained in Amendment No. 5 to Schedule 13D, which was jointly filed by the reporting persons named in Item 2 and Jericho II, L.L.C., a Michigan limited liability company ("Jericho") on January 11, 2002.

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ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Cynthia R. May ("Ms. May"), Harold C. Baldauf ("H. Baldauf") and Janet A. Baldauf ("J. Baldauf") (hereinafter collectively referred to as the "Reporting Persons"). The Reporting Persons have previously filed, jointly with Jericho, a Schedule 13D dated July 8, 1998, and amendments thereto, including Amendment No. 1 filed on October 26, 1998, Amendment No. 2 filed on January 26, 1998, Amendment No. 3 filed on March 10, 1999, and Amendment No. 4 filed on August 27, 2001. Most recently, Amendment No. 5 to Schedule 13D was filed by the Reporting Persons and Jericho on January 11, 2002 ("Amendment No. 5"). This Schedule 13D is being filed to separately restate the Reporting Persons' beneficial ownership and intentions with respect to the Issuer since the Reporting Persons are unable to cause Jericho to effect a joint filing of an amendment with them.

         Ms. May is a director of Saginaw Control and Engineering, Inc. The company's principal business is manufacturing electrical cabinets. Ms. May's business address is 95 Midland Road, Saginaw, Michigan 48603. Ms. May is a citizen of the United States. Ms. May is the daughter of H. Baldauf and J. Baldauf.

         Harold C. Baldauf is Chairman of Saginaw Control and Engineering, Inc.
H. Baldauf's business address is 95 Midland Road, Saginaw, Michigan 48603. H. Baldauf is a citizen of the United States. H. Baldauf is J. Baldauf's husband and Ms. May's father.

         Janet A. Baldauf is Secretary of Saginaw Control and Engineering, Inc.
J. Baldauf's business address is 95 Midland Road, Saginaw, Michigan 48603. J. Baldauf is a citizen of the United States. J. Baldauf is H. Baldauf's wife and Ms. May's mother.

         During the last five years, neither Ms. May, H. Baldauf nor J. Baldauf has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 089893 10                    13D                    Page 6 of 10 Pages

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Information concerning the source and amount of funds for prior acquisitions are set forth in the Schedule 13D dated July 8, 1998 and amendments thereto, filed jointly by the Reporting Persons and Jericho, which are hereby incorporated by reference.

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ITEM 4. PURPOSE OF TRANSACTION.

         The following two paragraphs summarize various acquisitions of the Issuer's Common Stock that were previously reported in Amendment No. 5 jointly filed by the Reporting Persons and Jericho.

         On January 21, 1999, Ms. May purchased 1,850 shares of the Issuer's Common Stock for $1.84 per share for an aggregate consideration of $3,404. Subsequently, Ms. May also purchased an additional 500 shares of Issuer's Common Stock. On June 24, 1999, H. Baldauf and J. Baldauf, acting as joint tenants, purchased 3,000 shares of the Issuer's Common Stock for $4.96 per share for an aggregate consideration of $14,906.25. On February 15, 1999, pursuant to a Stock Purchase Agreement with the Issuer, J. Baldauf purchased 333,333 shares of the Issuer's Common Stock for $3.00 per share for an aggregate consideration of $1,000,000. GRQ, LLC, a Michigan limited liability company ("GRQ"), purchased an aggregate of 17,600 shares on the open market between August 12, 1998 and October 6, 1998, for an aggregate purchase price of $34,081.26. On February 15, 1999, pursuant to a Stock Purchase Agreement with the Issuer, GRQ purchased 166,666 shares of the Issuer's Common Stock for $3.00 per share for an aggregate consideration of $500,000. Ms. May is a member of GRQ and has the sole power to manage and trade, and otherwise buy, sell, assign and endorse for transfer shares of the Issuer held by GRQ. Pursuant to a Stock Purchase Agreement with the Issuer, on October 20, 1998, Jericho acquired 3,692,308 shares of the Issuer's Common Stock for $1.62 per share for a total consideration of $6,000,000. Pursuant to a Debt Repayment Agreement dated November 20, 1998, on January 11, 1999, 1,231,231 shares of the Issuer's Common Stock were transferred to Jericho in satisfaction of $2,536,335.65 of debt incurred by Hemtech Holdings Limited.

         Ms. May and H. Baldauf are members of Jericho. On November 14, 2001, pursuant to an Authorization to Transfer Shares in Satisfaction of Indebtedness ("Authorization"), Jericho executed a Stock Power and Assignment transferring 4,923,539 shares of the Issuer's Common Stock (the "Transferred Shares") to H. Baldauf. The Authorization is attached as Exhibit 99.2 hereto. However, Jericho has remained the record holder of such shares. In addition to the Common Stock discussed above, Jericho holds a warrant to purchase 500,000 shares of the Issuer's Common Stock (the "Common Warrant") and a Series A Convertible Preferred Stock Warrant for the purchase of 1,000,000 shares of the Issuer's Preferred Stock (the "Preferred Warrant"). The Transferred Shares, the Common Warrant and the Preferred Warrant are hereinafter referred to as the "Jericho Related Stock." With respect to any shares owned by Jericho, there exists a Delegation of Authority, granted to Ms. May by the members of Jericho on August 30, 2000 ("Jericho Delegation of Authority"), which is attached as Exhibit 99.3 hereto, that provides that Ms. May has the power to vote and dispose of, on behalf of Jericho, any shares of Common Stock owned by Jericho. In addition, Ms. May and J. Baldauf each separately and jointly have the authority to dispose of all shares of stock held by H. Baldauf pursuant to a Durable Power of Attorney executed by H. Baldauf on June 5, 1995 (the "Durable Power of Attorney"). The Durable Power of Attorney is attached as Exhibit 99.4 hereto.

CUSIP No. 089893 10                    13D                    Page 7 of 10 Pages

         Based on the foregoing, it is the position of the Reporting Persons that they possess the authority and power to vote and dispose of the Common Stock described in the preceding paragraphs because the Common Stock is either directly owned by a Reporting Person or because a Reporting Person has been delegated the authority to vote and dispose of the Common Stock through an instrument described above. However, John Tramontana, a purported member of Jericho, filed a Complaint in the United States District Court of the Eastern District of Michigan on January 18, 2002, as amended on April 29, 2002, against, among others, Ms. May and H. Baldauf challenging the right of Ms. May and H. Baldauf to exercise their power to vote and dispose of the Jericho Related Stock (the "Action"). On May 13, 2002, Ms. May and H. Baldauf stipulated and agreed to the entry of an order by the District Court (the "Order"), which provides that during the pendency of the Action (i) H. Baldauf may not exercise his power to vote, dispose of, assign or otherwise encumber the Transferred Shares; (ii) Ms. May may not attempt to exercise any authority pursuant to the Jericho Delegation of Authority; and (iii) Ms. May shall not act as the "Managing Member" of Jericho, including, attempting to vote any shares of Common Stock held by Jericho, or disposing, assigning or otherwise encumbering the Jericho Related Stock. The Order is attached as Exhibit 99.5 hereto.

         In addition to the Action described in the preceding paragraph, the composition of the board of directors of the Issuer was recently the subject of litigation in the Court of Chancery of the State of Delaware, In Re Bigmar, Inc.
Section 225 Litigation, Consolidated C.A. No. 19289 (the "Delaware Litigation"). Pursuant to an Order and Final Judgment on April 15, 2002 ("Delaware Judgment"), the Court of Chancery set aside shareholder consents that were executed by Ms. May on behalf of Jericho, based on the Jericho Delegation of Authority, which sought to remove certain directors from the board of directors of the Issuer. A Notice of Appeal of the Delaware Judgment was filed by Ms. May on May 15, 2002. The Memorandum Opinion and the Order and Final Judgment relating to the Delaware Litigation are annexed as Exhibit 99.7 and 99.8, respectively, to the Issuer's 8-K filed on April 19, 2002, and such Exhibits are incorporated herein by reference.

         Following the entry of the Delaware Judgment, Ms. May and two other directors, who were designated by Ms. May, resigned as directors of the Issuer effective April 15, 2002. In addition, a third director designated by Ms. May, resigned on April 24, 2002.

         As a result of the foregoing, pending the outcome of the Action, the Reporting Persons are unable to exercise control over or influence the management and policies of the Issuer and accordingly cannot do so at this time.

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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  The following description of each Reporting Person's beneficial ownership is based on the position of the Reporting Persons that, pursuant to the acquisition of the Transferred Shares by H. Baldauf and the ownership of the Common Warrant and Preferred Warrant by Jericho, the Reporting Persons possess the power to vote and dispose of the Jericho Related Stock, subject to and qualified by the restrictions on the exercise of such power during the pendency of the Action as set forth in the Order and pending appeal of the Delaware Judgment.

CUSIP No. 089893 10                    13D                    Page 8 of 10 Pages

         Ms. May is the beneficial owner of 6,611,355 shares of the Issuer's Common Stock. These shares include (i) 2,350 shares held by Ms. May directly;
(ii) 1,200 shares held by Fred May, Ms. May's husband; (iii) 4,923,539 shares of Common Stock held by H. Baldauf, over which Ms. May is deemed to have sole voting power pursuant the Jericho Delegation of Authority, and the sole dispositive power over such shares pursuant to the Durable Power of Attorney;
(iv) the Common Stock Warrant held by Jericho for the purchase of 500,000 shares of the Issuer's Common Stock, over which, upon exercise, Ms. May has sole voting and dispositive power pursuant to the Jericho Delegation of Authority; (v) the Series A Convertible Preferred Stock Warrant held by Jericho for the purchase of 1,000,000 shares of the Issuer's Preferred Stock, over which, upon exercise, Ms. May has sole voting and dispositive power pursuant to the Jericho Delegation of Authority; and (vi) 184,266 shares of the Issuer's Common Stock held by GRQ, LLC, over which Ms. May has sole voting and dispositive power pursuant to a Delegation of Authority granted to Ms. May by GRQ, LLC (the "GRQ Delegation of Authority"). The GRQ Delegation of Authority is attached as Exhibit 99.6 hereto. This figure does not include shares owned by Ms. May's mother, Janet A. Baldauf, as to which Ms. May disclaims beneficial ownership. Of the shares beneficially owned by Ms. May, she has sole voting and dispositive power over 6,610,155 shares of Common Stock and shared voting and dispositive power over 1,200 shares of Common Stock. In the aggregate, assuming exercise of the Warrants by Jericho, Ms. May would thus be deemed to be the beneficial owner of approximately 52% of the outstanding Common Stock of the Issuer (based on the Issuer's Quarterly Report on Form 10Q for the quarter ending September 30, 2001, which is the last report filed by the Issuer reflecting the outstanding shares of Common Stock, as adjusted by additional issuances of Common Stock by the Issuer, which are known by the Reporting Persons to have occurred subsequent to the September 30, 2001 Quarterly Report), and as further increased by the shares issuable upon exercise of the Warrants (excluding any antidilution adjustments).

         H. Baldauf is the beneficial owner of 5,454,138 shares of the Issuer's Common Stock. These shares include (i) 4,923,539 shares held by H. Baldauf directly and (ii) 3,000 shares held by H. Baldauf and J. Baldauf as joint tenants. This figure does not include 333,333 share of Common Stock held by H. Baldauf's wife, J. Baldauf, as to which H. Baldauf disclaims beneficial ownership. Of the shares beneficially owned by H. Baldauf, he has sole voting and dispositive power over 4,923,539 shares of Common Stock and shared voting and dispositive power over 3,000 shares of Common Stock. H. Baldauf would thus be deemed to be the beneficial owner of approximately 43.9% of the outstanding Common Stock of the Issuer (based on the Issuer's Quarterly Report on Form 10Q for the quarter ending September 30, 2001, which is the last report filed by the Issuer reflecting the outstanding shares of Common Stock, as adjusted by additional issuances of Common Stock by the Issuer, which are known by the Reporting Persons to have occurred subsequent to the September 30, 2001 Quarterly Report).

CUSIP No. 089893 10                    13D                    Page 9 of 10 Pages

         J. Baldauf is the beneficial owner of 5,259,872 shares of the Issuer's Common Stock. These shares include (i) 333,333 shares held by J. Baldauf directly; (ii) 3,000 shares held by J.Baldauf and H. Baldauf as joint tenants; and (iii) 4,923,539 shares of Common Stock held by H. Baldauf, over which J. Baldauf has sole dispositive power pursuant to the Durable Power of Attorney. Of the shares beneficially owned by J. Baldauf, she has sole dispositive power over 5,256,872 shares of Common Stock, sole voting power over 333,333 shares of Common Stock and shared voting and dispositive power over 3,000 shares of Common Stock. J. Baldauf would thus be deemed to be the beneficial owner of approximately 46.9% the outstanding Common Stock of the Issuer (based on the Issuer's Quarterly Report on Form 10Q for the quarter ending September 30, 2001, which is the last report filed by the Issuer reflecting the outstanding shares of Common Stock, as adjusted by additional issuances of Common Stock by the Issuer, which are known by the Reporting Persons to have occurred subsequent to the September 30, 2001 Quarterly Report).

         None of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

         Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the securities described herein.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE SECURITIES OF THE ISSUER.


         Reference is made to the Authorization to Transfer Shares in Satisfaction of Indebtedness, Jericho Delegation of Authority, the Durable Power of Attorney and the Order, referred to above in Item 4, and the GRQ Delegation of Authority referred to above in Item 5, each attached as Exhibits hereto and incorporated by reference herein.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT NO.                        DESCRIPTION

             99.1 Joint Filing Agreement, dated May 23, 2002, by and among Cynthia R. May, Harold C. Baldauf and Janet A. Baldauf.

             99.2 Authorization to Transfer Shares in Satisfaction of Indebtedness.

             99.3           Jericho Delegation of Authority

             99.4           Durable Power of Attorney

             99.5           Order

             99.6           GRQ Delegation of Authority

CUSIP No. 089893 10                    13D                   Page 10 of 10 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2002

                                          CYNTHIA R. MAY
                                          /s/ Cynthia R. May

                                          HAROLD C. BALDAUF
                                          /s/ Harold C. Baldauf

                                          JANET A. BALDAUF
                                          /s/ Janet A. Baldauf